SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

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FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported)_____October 3, 2003_____

TransTechnology Corporation

(Exact Name of Registrant as Specified in Charter)

Delaware	1-7872	95-4062211
(State or Other Jurisdiction Of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

700 Liberty Ave, Union, New Jersey	07083
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code (908) 688-2440_____

(Former Name or Former Address, if Changed Since Last Report)

TABLE OF CONTENTS

ITEM 5. Other Events and Required FD Disclosure.
ITEM 7. Financial Statements and Exhibits.
SIGNATURES
EX-99.1 Press Release

ITEM 5. Other Events and Required FD Disclosure.

On October 3, 2003 the registrant issued a press release announcing that it has retained a fact-finding and forensic accounting firm to perform an audit and review of the overhaul and repair operations of its Breeze-Eastern division in response to an investigation of such operations being conducted by the United States Attorney's office. The press release also reports that the financial institutions participating in the refinance of the registrant's debt have advised the registrant that the refinancing process would not be completed until after the report of the forensic accounting firm is issued. The press release is attached hereto as Exhibit 99.1.

ITEM 7. Financial Statements and Exhibits.

(c)   Exhibits.

Exhibit	Description
99.1	Press Release issued October 3, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TRANSTECHNOLOGY CORPORATION

By: /s/ Joseph F. Spanier

Joseph F. Spanier, Vice President, Chief
Financial Officer and Treasurer

Date: October 9, 2003